Contact

www.linkedin.com/in/
juliegriggsfourplaysocial (LinkedIn)
twitter.com/30andtweetin
(Personal)

Top Skills

Critical Thinking

Healthcare

Mental Health

Certifications

Physician Assistant

Honors-Awards

Distinguished Senior Award

Judith Yannariello PhD Endowed
Scholarship

Dean's Award of Excellence for
Outstanding Service

Julie Griggs

Cofounder of Fourplay Social | Healthcare Provider | Eternal Optimist
| One Love ☘
New York

Summary

A nurturer by nature and passionate about making a difference,
I earned my masters degree in Physician Assistant Studies from
Rutgers University (after earning a bachelors degree from Penn
State University). I graduated as the recipient of the Dean's Award of
Excellence for Outstanding Service, an honor given to one physician
assistant student in the program.

I started my career as a PA-C providing primary care at an FQHC for
the medically underserved.

In an unexpected plot twist my best friend, Danielle, and I found
ourselves as the Cofounders of Fourplay, the mobile-first social
network for single friends. We realized that giving single friends the
opportunity to double date was the more fun, lower pressure, and
safer way to meet other singles. It's not only physically safer but also
psychologically.

So here I am: a physician assistant turned bootstrapping
entrepreneur. I'm scrappy, hardworking, coachable, and passionate.
I'm also an athlete, a bookworm, a mental health advocate, a
younger sister (who acts like the older sister), a proud aunt, a proud
✡#, a loyal friend, and the most introverted extrovert you'll ever meet.
I'm on a mission to not just do well, but to do GOOD. Let's connect!

———

Experience

Fourplay Social
Co-Founder
January 2019 - Present (3 years 6 months)
New York, New York, United States

Fourplay is a double dating app available in the App and Google Play Store
that enables singles to team up with a friend and match with other pairs. It's a

more fun, less awkward and much safer way to date, allowing users to meet and go out in groups rather than alone with a total stranger.

Open Door Family Medical Center
Physician Assistant
September 2019 - Present (2 years 10 months)
New York, United States

Physician assistant practicing primary care with the medically underserved community in New York.

Graham & Walker
Catalyst Program Batch 1
June 2022 - June 2022 (1 month)

The Graham & Walker Catalyst is a cohort-experience program that helps women startup founders succeed in VC and get fundraise-ready in two weeks. As a selectee out of hundreds of applicants, I will dive into topics ranging from investing instruments & term sheets, cap table success, dilution, co-founder equity, understanding valuation data, customer success, and more.

———

Education

Penn State University
Bachelor of Science - BS, Health Policy & Administration · (2010 - 2014)

Rutgers University
Master of Science - MS, Physician Assistant · (2016 - 2019)